
10035690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC

CM

SEC FILE NUMBER
8-~~049738~~ 49738

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CROSSBOW INVESTMENTS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
220 CENTRAL PARK SOUTH, SUITE 13B
(No. and Street)

NEW YORK	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DEBRA SCHINASI **(212) 582-3044**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLC
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e}(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, **DEBRA SCHINASI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CROSSBOW INVESTMENTS, LLC**, as of **DECEMBER 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

MANAGING MEMBER

Title

Sworn before me on the 1st day of February, 2010



Notary Public

WILLIAM R. LEE III
Notary Public, State of New York
Qualified in Nassau County
Reg. No. 01LE6210034
My Commission Expires 08-10-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

* * *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

CROSSBOW INVESTMENTS L.L.C.
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

CROSSBOW INVESTMENTS L.L.C.
(A Limited Liability Company)
DECEMBER 31, 2009

TABLE OF CONTENTS



Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Crossbow Investments L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Crossbow Investments L.L.C. (a limited liability company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Crossbow Investments L.L.C. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the statement of financial condition, effective January 1, 2009, the Company changed its method of accounting for uncertainty in income taxes.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the statement of financial condition, the Company has suffered recurring losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.



CERTIFIED PUBLIC ACCOUNTANTS

February 24, 2010

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

CROSSBOW INVESTMENTS L.L.C.
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	32,219
Securities owned, at market value		5,946
Prepaid unincorporated business tax		10,000
Other assets		6,008
TOTAL ASSETS	$	54,173

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	24,552
Commitment (Note)		
Members' equity		29,621
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	54,173

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker in connection with introducing institutional and accredited investors to persons or entities seeking to raise capital from such prospective investors. The Company is under common control with Crossbow Investments International LLC, a Delaware limited liability company that has registered as a broker-dealer with the United Kingdom Securities and Futures Authority.

Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going concern

The accompanying statement of financial condition has been prepared assuming that Crossbow Investments L.L.C. (the "Company") will continue as a going concern. During the course of the credit crisis that has negatively impacted the economy, the Company has suffered recurring losses from operations in 2009 and 2008, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are to take advantage of the recovering economy once customers re-enter the investing market. The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Recently adopted accounting pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance that established the FASB Standards Accounting Codification ("Codification") as the source of authoritative GAAP recognized by the FASB to be applied to all nongovernmental entities. The Codification did not have an impact on the Company's statement of financial condition.

On January 1, 2009, the Company adopted the new standard for uncertainty in income taxes. The Company is required to apply the "more likely than not" threshold to the recognition and derecognition of tax positions. The standard also provides guidance on the measurement of tax positions, balance sheet classification, interest and penalties, accounting in interim periods, disclosures, and transition. Adoption of the standard did not impact the Company's statement of financial condition.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events

The Company adopted new accounting guidance with respect to subsequent events as of December 31, 2009, and has evaluated all events or transactions that occurred after December 31, 2009, up through the date that the statement of financial condition was available to be issued on February 24, 2010.

NOTE 3. INCOME TAXES

As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying statement of financial condition, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. The Company files its income tax returns with the Internal revenue Service, New York State and New York City. The Company is subject to the New York City Unincorporated Business Tax.

NOTE 4. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital, as defined, and that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $12,033, which exceeded the Company's minimum net capital requirement of $5,000.

NOTE 5. COMMITMENT

The Company leases its office premises under an operating lease expiring on February 28, 2011. Rent expense during 2009 amounted to approximately $19,000 which was net of sublease income of approximately $19,000. The sublease arrangements are on a month-to-month basis. The future rental payments required under this lease as of December 31, 2009, are as follows:

Year ending December 31:	
2010	27,245
2011	4,408
Total	$ 31,653

NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards for fair value measurements and disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Pursuant to this guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

NOTE 6. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Investments recorded in the statement of financial condition are categorized based on the inputs to valuation techniques as follows:

Level 1. These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access. The investments are exchange-traded equity and over-the-counter securities.

Level 2. These are investments where values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the investments. These investments would be comprised of less liquid restricted securities and warrants that trade less frequently.

Level 3. These are investments where values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect assumptions of management about the assumptions market that participants would use in pricing the investments.

For the year ended December 31, 2009, all of the Company's investments were considered to be Level 1 securities, which were valued based upon quoted prices for identical assets in an active market the Company has the ability to access.

NOTE 7. CONCENTRATIONS

All of the Company's cash is held in a single financial institution. The Company does not expect this to result in any loss to the Company.